ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

September 16, 2010	Paul M. Kinsella
617-951-7921
617-235-0822 fax
paul.kinsella@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Rose Zukin

Re:	Genzyme Corporation
Registration Statement on Form S-4
Filed September 7, 2010
File No. 333-169257

Dear Ms. Zukin,

On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), we are writing in response to the comment letter, dated September 15, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Registration Statement on Form S-4, filed September 7, 2010 (“Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics, followed by the response of the Company.

Registration Statement on Form S-4

1.                                      We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Company Response:  Concurrent with the filing of this response letter, the Company has sent a supplemental letter, dated September 16, 2010, to the Staff by Federal Express to be delivered on September 17, 2010, which states that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters and includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

*    *    *

Please be advised that, in connection with the Comment Letter and the Company’s response thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

The Company expects to file Pre-Effective Amendment No. 1 to the Registration Statement as an exhibit-only filing to file Exhibits 99.1, 99.2 and 99.3, the Form of Letter of Transmittal, the Form of Notice of Guaranteed Delivery, and the Form of Notice to Beneficial Holders and DTC Participants, respectively.  Shortly after the filing of the Amendment, the Company plans on sending an acceleration request, and accordingly, and it would appreciate receiving any additional comments on the Registration Statement or receiving advice that there are no further comments on the Registration Statement as soon as possible.

We hope that the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to the foregoing, please contact the undersigned at (617) 951-7921.

Very truly yours,

/s/ Paul M. Kinsella

Paul M. Kinsella
Ropes & Gray LLP